                       SECURITIES & EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                         Notification of Late Filing

                   SHANDONG ZHOUYUAN SEED AND NURSERY CO., LTD

                        Commission File Number 3-52472

(Check one)

   [ ] Form 10-K and Form 10-KSB   [ ]  Form 11-K   [ ]   Form 20-F

   [X] Form 10-Q and Form 10-QSB   [ ]  Form N-SAR  [ ]   Form N-CSR

       For the period ended:  September 30, 2007

   [ ] Transition Report on Form 10-K and Form 10-KSB

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q and Form 10-QSB

   [ ] Transition Report on Form N-SAR

       For the transition period ended:

                                          -------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                  PART I

                          REGISTRANT INFORMATION

  Full name of Registrant  SHANDONG ZHOUYUAN SEED AND NURSERY CO., LTD

                           --------------------------------------------

  Former name, if applicable

                                ---------------------------------------

         238 Jianxindong Street, Laizhou, Shandong Province, P.R. China

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                 Address of principal executive office

                                 PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  [X]

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form

10-K 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or

the subject quarterly report or transition report on Form 10-Q, 10-QSB,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule

12b-25(c) has been attached if applicable.

                                 PART III

                                NARRATIVE

Shandong Zhouyuan Seed and Nursery Co., Ltd. is unable to file its Quarterly

Report on Form 10-QSB within the required time because there was a delay in completing the adjustments necessary to close its books for the quarter.

                                 PART IV

                            OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Wang Zhigang     86451-8271-3712

(2) Have all other periodic reports required under Section 13 or 15(d) or the

Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of

1940 during the preceding 12 months or for such shorter period that the

registrant was required to file such report(s) been filed. Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion

thereof.                                                   Yes [ ]   No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                SHANDONG ZHOUYUAN SEED AND NURSERY CO., LTD

               ______________________________________________

               Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007             By: /s/ Wang Zhigang

                                    __________________________

                                    Wang Zhigang

                                    Chairman